United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Form 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended March 31, 2003

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE EXCHANGE ACT
For the transition period from _________ to __________________

Commission File Number: 000-29925

Surge Technologies Corp.
(Name of Small Business Issuer in its charter)

Nevada	95-4784883
(state or other jurisdiction of	(I.R.S. Employer I.D. No.)
incorporation or organization)

#14 – 700 58th Avenue S.W., Calgary, Alberta, Canada T2H 2E2
(Address of principal executive offices)

     (403) 250 - 2442
Issuer’s telephone number

Boundless Vision Incorporated
Former name, former address, and former fiscal year, if changed since last report

PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X] Yes

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report of Form 10Q, or portion thereof will filed on or before the fifth calendar day following the prescribed due date;

         [X] Yes

(c)    The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable

        [X] N/A

PART III- NARRATIVE

The Form 10-KSB can not be filed within the prescribed time period because the Company has encountered delays in finalizing year end financial statements.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Harj Manhas

  403                250-2442

            ------------

                  ---------        ----------------

                Name

                Area code   Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer if no, identify report(s).

    [X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimated of the results cannot be made.

                       Surge Technologies Corp.

          ---------------------------------------------------------

          (Name of Registrant as Specified in Charter)

Has caused this notification to the signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003     By: /s/ Harj Manhas, VP Corporate Finance